UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 333-226308

HUITAO TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

9 North West Fourth Ring Road

Yingu Mansion Suite 1708, Haidian District

Beijing, People’s Republic of China 100190

Tel: +86 (10) 8520-5588

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement.

Share Exchange Agreement

On December 31, 2019, Huitao Technology Co., Ltd., a Cayman Islands company (the “Company”, “Huitao Technology”, or “HHT”), entered into certain Share Exchange Agreement (“Exchange Agreement”) with Sunway Kids International Education Group Ltd. (“Sunway Kids”), a British Virgin Islands company, and certain shareholders of Sunway Kids (the “Sellers”), pursuant to which, among other things and subject to the terms and conditions contained therein, the Company will acquire all of the outstanding issued shares and other equity interests in Sunway Kids from the Sellers (the “Acquisition”).

 Pursuant to the Exchange Agreement, in exchange for all of the outstanding shares of Sunway Kids, the Company will issue 1,989,262 ordinary shares of the Company (the “Exchange Shares”) and pay an aggregate of two million U.S. Dollars (“Cash Considerations”) to the Sellers. The Exchange Shares and Cash Considerations will be allocated among the Sellers pro-rata based on each Seller’s ownership of Sunway Kids prior to the closing.

Sunway Kids is an education and health service provider to day-care and preschools in China. Sunway Kids is a renowned education institution in China with a highly skilled professional team experienced in early childhood development. It provides a well-structured system for early childhood education, including AI and robotic technologies, intellectual campus administration software as a service system (“SAAS system”) and online education courses for kids and parents. Based on the performance data analysis, Sunway Kids provides personalized growth plans for each child. Sunway Kids helps schools in increasing their education quality as well as generating derivative revenues by providing targeted courses and AI lessons for kids. Sunway Kids’ ability to cooperate closely with various schools and research institutes in China has contributed to its significant position in the industry.

Material Terms of the Exchange Agreement

The subsections that follow this subsection describe the material provisions of the Exchange Agreement, but do not purport to describe all of the terms of the Exchange Agreement. The following summary is qualified in its entirety by reference to the complete text of the Exchange Agreement, a copy of which is attached as Exhibit 99.1 hereto, which is incorporated herein by reference.

Representations and Warranties

In the Exchange Agreement, the parties have made certain customary representations and warranties, including but not limited to: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Exchange Agreement and other ancillary agreements; (3) capitalization; (4) subsidiaries; (5) governmental approvals; (6) non-contravention; (7) financial statements; (8) absence of certain changes; (9) compliance with laws; (10) permits and licenses; (11) litigation; (12) material contracts; (13) intellectual property; (14) taxes and tax returns; (15) real property; (16) personal property; (17) title to and sufficiency of assets; (18) employee matters; (19) transactions with related persons; (20) books and records; (21) accounts receivable; (22) certain business practices; (23) independent investigation; (24) information supplied; and (25) disclosure.

Conditions to Closing of the Acquisition

The closing of the Acquisition is expected to take place on the third business day following the day on which the last of the conditions of the closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the fulfillment or waiver of those conditions) or such other date as may be mutually agreed to by the Company and Sunway Kids.

The obligation of the parties to complete the Acquisition is subject to the fulfillment or written waiver of certain closing conditions, including but not limited to:

●	the receipt of any other required governmental and regulatory approvals and consents;

●	the receipt of any other required third person approvals in order to consummate the Acquisition;

●	there is no applicable law or order in effect which makes illegal or prevents or prohibits the transactions contemplated by the Exchange Agreement, and there is no pending third party non-Affiliate legal proceeding to enjoin or otherwise restrict the closing;

●	the accuracy of the parties’ representations and warranties (subject in certain cases to certain materiality, knowledge and other qualifications) in the Exchange Agreement;

●	the parties shall have performed in all material respects all of the obligations and complied in all material respects with all of the agreements and covenants under the Exchange Agreement to be performed or complied with on or prior to the closing date;

●	no occurrence of any material adverse effects; and

●	Nasdaq’s approval of the listing of the Exchange Shares.

The Company cannot provide assurance as to when or if all of the closing conditions will be satisfied or waived by the appropriate party. As of the date of this Current Report on Form 6-K, the Company has no reason to believe that any of these conditions will not be satisfied.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include timing of the proposed transaction; the business plans, objectives, expectations and intentions of the parties once the transaction is complete, and HHT’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the terms of the Exchange Agreement not hereafter being memorialized in a definitive agreement; the outcome of any legal proceedings that have been, or will be, instituted against HHT or other parties to the Exchange Agreement following announcement of the Exchange Agreement and acquisition; the ability of HHT to meet NASDAQ listing standards following the acquisition and in connection with the consummation thereof; the inability to complete the acquisition due to the failure to satisfy all the closing conditions; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the announcement of the Exchange Agreement and consummation of the transaction described therein; costs related to the proposed acquisition; changes in applicable laws or regulations; the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to grow and manage growth profitability, maintain relationships with customers and retain its key employees; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by HHT.

Additional information concerning these and other factors that may impact our expectations and projections will be found in our periodic filings with the SEC, including our Annual Report on Form 20-F for the fiscal year ended June 30, 2019. HHT’s SEC filings are available publicly on the SEC’s website at www.sec.gov. HHT disclaims any obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Share Exchange Agreement dated December 31, 2019 by and among Huitao Technology Co., Ltd., Sunway Kids International Education Group Ltd. (“Sunway Kids”) and certain shareholders of Sunway Kids

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 3, 2020

HUITAO TECHNOLOGY CO., LTD.

By:	/s/ Yang (Sean) Liu
Name:	Yang (Sean) Liu
Title:	Chief Executive Officer

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